                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)


                                NATIONSRENT, INC.

                                (Name of Issuer)



                                  COMMON STOCK

                         (Title of Class of Securities)



                                   638588 10 3

                                 (CUSIP Number)



                                 BEE-ANN BENSON
                         J.P. MORGAN CAPITAL CORPORATION
                                 60 WALL STREET
                            NEW YORK, NEW YORK 10260
                                 (212) 648-4084

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 AUGUST 2, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP NO.  638588 10 3                                        PAGE 2 OF 18 PAGES


          NAME OF REPORTING PERSONS                                                       J.P. MORGAN & CO. INCORPORATED

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                              13-2625764

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (A)  [ ]

    2                                                            (B)  [X]


    3     SEC USE ONLY


          SOURCE OF FUNDS*

    4     OO


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E) [ ]


    6     CITIZENSHIP OR PLACE OF ORGANIZATION                                            DELAWARE


              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
             PERSON WITH                 7 SOLE VOTING POWER                              -0-


                                         8    SHARED VOTING POWER                            -22,222,222-


                                         9    SOLE DISPOSITIVE POWER                         -0-


                                        10    SHARED DISPOSITIVE POWER                       -8,888,889-


    11 AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON

       -22,222,222-

    12 CHECK BOX IF THE AGGREGATE
       AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*

       []                  []


   13     PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                        27.58%


          TYPE OF REPORTING PERSON*

   14     HC, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 638588 10 3                                        PAGE 3 OF 18 PAGES





         NAME OF REPORTING PERSONS                                                       J.P. MORGAN CAPITAL
         CORPORATION
   1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                              13-3610583


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (A) [X]
                                                                 (B) [ ]


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION                                            DELAWARE




           NUMBER OF                               7   SOLE VOTING POWER                              -0-
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH


                                                  8    SHARED VOTING POWER                            -22,222,222-


                                                  9    SOLE DISPOSITIVE POWER                         -0-


                                                 10    SHARED DISPOSITIVE POWER                       -6,666,667-


    11   AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON

         -22,222,222-


    12  CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]                  [ ]


   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                              27.58%


         TYPE OF REPORTING PERSON*

   14    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                     PAGE 4 OF 18 PAGES



         NAME OF REPORTING PERSONS                                                       SIXTY WALL STREET FUND,
                                                                                         L.P.

   1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                              13-3926426


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (A)                    [X]

                                                                  (B)                    [ ]


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         OO


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                       DELAWARE


           NUMBER OF                                     7    SOLE VOTING POWER                     -0-
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH

                                                         8    SHARED VOTING POWER                   -22,222,222-


                                                         9    SOLE DISPOSITIVE POWER                -0-


                                                         10   SHARED DISPOSITIVE POWER              -2,222,222-


   11    AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON

         -22,222,222-


   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
          (11) EXCLUDES CERTAIN SHARES*
          [ ]                            [ ]


   13    PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                                     27.58%


         TYPE OF REPORTING PERSON*

   14    PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                        PAGE 5 OF 18 PAGES





         NAME OF REPORTING PERSONS                                                       SIXTY WALL STREET
         CORPORATION


   1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                                13-3804111


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                               (A)   [ ]

                                                               (B)   [X]


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         OO


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]


         CITIZENSHIP OR PLACE OF ORGANIZATION                                                       DELAWARE
   6



          NUMBER OF                                      7     SOLE VOTING POWER                              -0-
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
         PERSON WITH

                                                         8     SHARED VOTING POWER                            -22,222,222-


                                                         9     SOLE DISPOSITIVE POWER                         -0-


                                                         10    SHARED DISPOSITIVE POWER                       -2,222,222-


   11    AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON

         -22,222,222-


   12    CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]                           [ ]


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                                  27.58%


         TYPE OF REPORTING PERSON*

   14    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Schedule 13D is being filed pursuant to Rule 13d-1(a)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, on behalf of J.P. Morgan & Co. Incorporated, a Delaware corporation ("JPM"), J.P. Morgan Capital Corporation, a Delaware corporation and a wholly owned subsidiary of JPM ("JPMCC"), Sixty Wall Street Fund, L.P., a Delaware limited partnership and an affiliate of both JPM and JPMCC ("Sixty Wall") and Sixty Wall Street Corporation, a Delaware corporation, the general partner of Sixty Wall Street Fund, L.P. and a wholly owned subsidiary of JPM ("Sixty Wall Corp.," and collectively with JPM, JPMCC and Sixty Wall, the "Reporting Persons") to report the acquisition by JPMCC and Sixty Wall (the "JPM Purchasers") of beneficial ownership of in excess of five percent (5%) of the Common Stock of NationsRent, Inc. (the "Reportable Transactions") as a result of the acquisition by JPMCC and Sixty Wall of shares of Convertible Preferred Stock, Series B, of NationsRent, Inc. (the "Series B Preferred Stock") on August 2, 2000 that are convertible into an aggregate of 8,888,889 shares of Common Stock of NationsRent, Inc. (the "JPM Shares") and the concurrent acquisition by NR2 Holdings Limited (ANR2") and DB Capital Investors, L.P. ("DB Capital," and collectively with NR2, the "Other Purchasers"), of shares of Series B Preferred Stock that are convertible into 13,333,333 shares of Common Stock of NationsRent, Inc. (the "Other Purchaser Shares"). Pursuant to a Preferred Stockholders Agreement, dated August 2, 2000, by and among JPMCC, Sixty Wall, DB Capital, NR2, NR Holdings Limited and NR Investments Limited (the "Stockholders Agreement"), the JPM Purchasers, DB Capital and NR2 have agreed to, among other things more fully described in Item 6 hereof, the manner in which each such holder shall vote its shares of Series B Preferred Stock as to the election of the members of the NationsRent, Inc. Board of Directors that the holders of the Series B Preferred Stock are entitled to elect pursuant to the Certificate of Designation of the Series B Preferred Stock. In addition, by reason of the Stockholders Agreement, the JPM Purchasers and the Other Purchasers may be considered a group (the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 13d-5(b) thereunder. As a result each may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the 1934 Act) the shares owned by each other member of the Group. JPMCC and Sixty Wall disclaim beneficial ownership of the Other Purchaser Shares, except to the extent that such beneficial ownership may arise as a result of the Stockholders Agreement.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share, (the "Common Stock") of NationsRent, Inc., a Delaware corporation ("NationsRent"). The address of the principal executive offices of NationsRent is 450 E. Las Olas Blvd., Suite 1400, Ft. Lauderdale, FL 33301.

ITEM 2. IDENTITY AND BACKGROUND.

Information as to each executive officer and director of each of JPM, JPMCC, Sixty Wall Corp. and Sixty Wall is set forth on Schedule A hereto and is incorporated herein by this reference.

(a)  Name of Person Filing:

         (i)  J.P. Morgan & Co. Incorporated

         (ii)  J.P. Morgan Capital Corporation

         (iii) Sixty Wall Street Fund, L.P.

         (iv) Sixty Wall Street Corporation

         (v) Other members of the Group, each of whom are filing separately pursuant to Rule 13d-1(k)(2) under the 1934 Act, are NR2 and DB Capital.

         (b) Place of Organization, Principal Business and Address of Principal Business and Principal Office:

         (i) JPM is a publicly held Delaware corporation and is a bank holding company. JPM's principal business and office address is 60 Wall Street, New York, New York 10260.

         (ii) JPMCC is a Delaware corporation and is an unregistered investment company that invests either directly or indirectly through its subsidiaries in debt and equity securities for its own account, subject to applicable laws and regulations, including, without limitation, the Bank Holding Company Act of 1956, as amended, and the regulations thereunder and the policies of the Federal Reserve Board in connection therewith (the "Bank Holding Company Act"). JPMCC's principal business and office address is 60 Wall Street, New York, New York 10260.

         (iii) Sixty Wall is a Delaware limited partnership and is owned principally by employees of JPM and its direct and indirect subsidiaries. Sixty Wall co-invests with JPMCC and its subsidiaries. Sixty Wall's principal business address is 60 Wall Street, New York, New York 10260.

         (iv) Sixty Wall Corp. is a Delaware corporation and is the general partner of Sixty Wall. Sixty Wall Corp.'s principal business and office address is 60 Wall Street, New York, New York 10260.

(c)      Legal Proceedings

None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to August 2, 2000, none of the Reporting Persons beneficially owned any shares of either Series B Preferred Stock or Common Stock. Pursuant to the Series B Convertible Preferred Stock Purchase Agreement, dated as of August 2, 2000, by and among NationsRent, the JPM Purchasers and the Other Purchasers (the "Purchase Agreement"), JPMCC purchased from NationsRent 30,000 shares of Series B Preferred Stock for an aggregate purchase price of $30,000,000 and Sixty Wall purchased from NationsRent 10,000 shares of Series B Preferred Stock for an aggregate purchase price of $10,000,000. The source of the funds used for JPMCC's purchase of the shares of Series B Preferred Stock was working capital all of which were JPMCC's own funds. All of the funds for 60 Wall's purchase of the shares of Series B Preferred Stock were Sixty Wall's own funds.

ITEM 4. PURPOSE OF TRANSACTION

NationsRent issued the Series B Preferred Stock in order to obtain funds to repay certain indebtedness, for capital expenditures and for other general corporate purposes (including advertising and branding of its stores). The shares of Series B Preferred Stock purchased by the JPM Purchasers were acquired for investment purposes.

Pursuant to the Purchase Agreement, the JPM Purchasers and the Other Purchasers (together, the "Purchasers") acquired an aggregate of 100,000 shares of Series B Preferred Stock, convertible into an aggregate of 22,222,222 shares of Common Stock (8,888,889 shares for DB Capital, 6,666,667 shares for JPMCC, 4,444,444 shares for NR2 and 2,222,222 shares for Sixty Wall). The closing of the purchase of shares of Series B Preferred Stock convertible into an aggregate of 11,555,555


CUSIP NO. 638588 10 3                                             8 of 18 pages
shares of Common Stock (4,622,222 shares for DB Capital, 3,466,667 shares for JPMCC, 2,311,111 shares for NR2 and 1,155,555 shares for Sixty Wall) took place on August 2, 2000. The JPM Purchasers and the Other Purchasers have the right (and the obligation) to consummate the closing of the purchase of shares of Series B Preferred Stock (the "Second Preferred Shares") that will be convertible into an aggregate of 10,666,667 shares of Common Stock (4,266,667 shares for DB Capital, 3,200,000 shares for JPMCC, 2,133,333 shares for NR2 and 1,066,667 shares for Sixty Wall) following approval by NationsRent's stockholders of the issuance of such shares in accordance with the listing requirements of the New York Stock Exchange (the "Stockholder Approval"). Persons having a majority of the voting power of the outstanding shares of Common Stock and Series A Convertible Preferred Stock of NationsRent (the "Series A Preferred Stock") (which vote together as a single class on an as converted basis on such matter) have executed and delivered to NationsRent voting agreements and proxies agreeing to vote their shares of capital stock of NationsRent in favor of the approval of such issuance and granting proxies to representatives of NationsRent to vote their shares of capital stock of NationsRent in favor of approval of such issuance. Accordingly, stockholder approval of such transaction is assured. Consequently, since there is no material condition to the right of the JPM Purchasers and Other Purchasers to close on the purchase of the Second Preferred Shares, the 10,666,667 shares of Common Stock into which they are convertible became beneficially owned by the Purchasers upon execution and delivery of the Purchase Agreement and the voting agreements and proxies, and accordingly, have been included in the shares of Common Stock reported as beneficially owned by the Reporting Persons.

JPMCC and Sixty Wall disclaim beneficial ownership of the Other Purchaser Shares, except to the extent that such beneficial ownership may arise as a result of the Stockholders Agreement.

Pursuant to the Purchase Agreement, NationsRent has agreed to increase the size of the Board of Directors from eight to ten, and to appoint a designee of each of JPMCC and DB Capital to the Board of Directors.

The descriptions contained in this Item 4 of the Purchase Agreement and the Stockholders Agreement are qualified in their entirety by reference to the full text of each such agreement which are incorporated by reference herein and are filed as Exhibit A and Exhibit C, respectively.

Prior to August 2, 2000, the outstanding capital stock of NationsRent consisted of 58,352,704 shares of Common Stock and 100,000 shares of Series A Convertible Preferred Stock. Following the closing of the transactions contemplated by the Purchase Agreement, an additional 100,000 shares of Series B Preferred Stock will be issued and outstanding.

The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and from time to time cease to have beneficial ownership of Common Stock, depending on price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by JPM, its wholly owned subsidiaries and its affiliates. Without limitation of the foregoing, the parties' intention generally is to explore means to realize favorable returns upon their investment in the Series B Preferred Stock and, accordingly, on an on-going basis, may seek, evaluate and/or respond to offers to sell or otherwise dispose of the Series B Preferred Stock and the Common Stock into which the Series B Preferred Stock is convertible (the "Conversion Shares"), either through open market or privately negotiated transactions. Such transactions may include underwritten offerings of Conversion Shares or dispositions through negotiated transactions that result in a third party's acquisition of some or all of the JPM Shares or the Conversion Shares. The Reporting Persons reserve the right to take any action with respect to NationsRent or any of its equity securities in any manner permitted by law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) See Cover Pages, Items 11 and 13. Each of JPMCC and Sixty Wall may be deemed to beneficially own 100,000 shares of Series B Preferred Stock (consisting of the JPM Shares which are convertible into 8,888,889 shares of Common Stock (6,666,667 shares directly beneficially owned by JPMCC and 2,222,222 shares directly beneficially owned by Sixty Wall) and the Other Purchaser Shares which are convertible into 13,333,333 shares of Common Stock), constituting on an as-converted basis 27.58% of the issued and outstanding Common Stock of NationsRent. The JPM Shares and the Other Purchaser Shares, as described

CUSIP NO. 638588 10 3                                             9 of 18 pages
above, include shares of Series B Preferred Stock that the JPM Purchasers and the Other Purchasers have the right (and obligation) pursuant to the Purchase Agreement to acquire following receipt of Stockholder Approval.

As JPMCC is a wholly owned subsidiary of JPM, JPM may be deemed to be the beneficial owner of the Common Stock beneficially owned by JPMCC.

As Sixty Wall Corp. is the general partner of Sixty Wall and is a wholly owned subsidiary of both JPM and JPMCC, each of Sixty Wall Corp., JPM and JPMCC may be deemed to be the beneficial owner of the Common Stock beneficially owned by Sixty Wall.

The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Pages is based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Purchase Agreement, plus the 8,888,889 shares of Common Stock into which the JPM Shares are convertible, plus the 13,333,333 shares of Common Stock into which the Other Purchaser Shares are convertible.

JPMCC and Sixty Wall disclaim beneficial ownership of the Other Purchaser Shares, except to the extent that such beneficial ownership may arise as a result of the Stockholders Agreement.

In addition to the JPM Purchasers, the other members of the Group are NR2 and DB Capital. NR2 is the direct beneficial owner of shares of Series B Preferred Stock that are convertible into 4,444,444 shares of Common Stock. In addition, NR2 may be deemed to be the beneficial owner of the Series B Preferred Stock beneficially owned by the other members of the Group, which in the aggregate is convertible into an additional 17,777,778 shares of Common Stock. Therefore, in the aggregate, NR2 may be deemed to be the beneficial owner of 22,222,222 shares of Common Stock, which represents 27.58% of the outstanding Common Stock.

DB Capital is the direct beneficial owner of shares of Series B Preferred Stock that are convertible into 8,888,889 shares of Common Stock. In addition, DB Capital may be deemed to be the beneficial owner of the Series B Preferred Stock beneficially owned by the other members of the Group, which in the aggregate is convertible into an additional 13,333,333 shares of Common Stock. Therefore, in the aggregate, DB Capital may be deemed to be the beneficial owner of 22,222,222 shares of Common Stock, which represents 27.58% of the outstanding Common Stock.

(b) See Cover Pages, Items 7 through 10. As a result of the Stockholders Agreement, each Reporting Person shares the power to vote, but not the dispositive power, over the JPM Shares and the Other Purchaser Shares with each other member of the Group.

Each of JPM and JPMCC share the power to dispose of the 30,000 shares of Series B Preferred Stock beneficially owned directly by JPMCC. JPM and Sixty Wall Corp. share with Sixty Wall the power to dispose of the 10,000 shares of Series B Preferred Stock beneficially owned directly by Sixty Wall. None of the Reporting Persons, directly or indirectly, has the sole or shared power to direct the disposition of the Other Purchaser Shares.

(c) Except as described in Item 4 hereof, none of the Reporting Persons has, during the past 60 days, engaged in any transactions in the Series B Preferred Stock or the Common Stock.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

CUSIP NO. 638588 10 3                                            10 0f 18 pages

None of the Reporting Persons have any contracts, arrangements, understandings or relationships with NationsRent or with any other person with respect specifically to the securities of NationsRent, except as set forth below.

(a)      Purchase Agreement

The description of the Purchase Agreement set forth in Item 4 hereof is hereby incorporated by reference. Pursuant to the Purchase Agreement, JPMCC has agreed that it or an affiliate will retain control of the voting and dispositive power with respect to a majority of the shares of Series B Preferred Stock acquired by the JPM Purchasers pursuant to such agreement as long as any such shares remain outstanding. In addition, pursuant to the Purchase Agreement NationsRent has agreed to comply with all public information reporting requirements of the Securities and Exchange Commission relating to the availability of an exemption under the Securities Act of 1933, as amended (the "1933 Act"), for the sale of the shares of Series B Preferred Stock issued pursuant to such agreement and the shares of Common Stock issuable upon conversion thereof (including pursuant to Rule 144 under the 1933 Act). In addition, pursuant to the Purchase Agreement, NationsRent has agreed to appoint a designee of each of DB Capital and JPMCC to the Board of Directors promptly, even though DB Capital, JPMCC and Investcorp S.A. and their affiliates will not hold the number of shares of Series B Preferred Stock required by the Certificate of Designation for the holders of the Series B Preferred Stock to be entitled to elect two directors.

The description contained in this Item 6 of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated by reference herein and is filed as Exhibit A hereto.

(b)      Registration Rights Agreement

Pursuant to the Purchase Agreement, a Registration Rights Agreement, dated as of August 2, 2000, was entered into by and among NationsRent, NR2, the JPM Purchasers, the Other Purchasers, James L. Kirk, H. Wayne Huizenga and the holders of the Series A Preferred Stock (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Purchasers are entitled to certain demand and piggyback registration rights with respect to their shares of Series B Preferred Stock and with respect to the shares of Common Stock the Series B Preferred Stock is convertible into. In addition, the Registration Rights Agreement gives the holders of Series A Preferred Stock and each Purchaser certain tag-along rights to sell shares of Common Stock issuable upon conversion of either the Series B Preferred Stock or the Series A Preferred Stock, in the event that either James L. Kirk, H. Wayne Huizenga or any of their affiliates sell any of their shares of Common Stock, subject to certain exceptions.

The description contained in this Item 6 of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is incorporated by reference herein and is filed as Exhibit B hereto.

(c)      Stockholders Agreement

Pursuant to the Stockholders Agreement, the Purchasers have entered into an agreement regarding the manner in which their shares of Series B Preferred Stock will be voted as to the election of members of the Board of Directors of NationsRent that the holders of the Series B Preferred Stock are entitled to elect pursuant to the terms of the Series B Preferred Stock. In addition, the holders of the Series A Preferred Stock and the Purchasers are entitled to certain tag-along rights to sell shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock in the event that any of them elects to sell the equivalent of 1% or more of the then outstanding shares of Common Stock, subject to certain exceptions.
The description contained in this Item 6 of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement which is incorporated by reference herein and is filed as Exhibit C hereto.

CUSIP NO. 638588 10 3                                            11 of 18 pages

(d)      Certificate of Designation Series B Convertible Preferred Stock

Following are a summary of certain terms of the Series B Preferred Stock. This summary is not complete and is qualified in its entirety by reference to the Certificate of Designation for the Series B Preferred Stock, which is attached hereto as Exhibit D and which is hereby incorporated herein by reference.

         Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of NationsRent, each holder of Series B Preferred Stock will be entitled to payment out of the assets of NationsRent available for distribution of an amount equal to $1,000 per share of Series B Preferred Stock held by such holder (the "Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution or winding-up, before any distribution is made on the Common Stock. After payment in full of the Liquidation Preference and such dividends, if any, to which holders of Series B Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of NationsRent.

         Dividends. The Series B Preferred Stock will not have a stated dividend other than upon a Change in Control as described below. However, in the event that NationsRent declares or pays any dividends or other distributions upon the Common Stock other than dividends paid in shares of Common Stock, NationsRent must also declare and pay to the holders of the Series B Preferred Stock, at the same time that it declares and pays such dividends or other distributions to the holders of the Common Stock, the dividends or distributions which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock had all of the outstanding shares of Series B Preferred Stock been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends or distributions are determined.

         Conversion Rights. Subject to possible adjustment as described below, each share of Series B Preferred Stock is convertible into 222.2 shares of Common Stock (representing a conversion price of $4.50 per share of Common Stock based on the Liquidation Preference of $1,000 per share of Series B Preferred Stock).

         The conversion price and the number and kind of securities or rights into which the Series B Preferred Stock is convertible are subject to certain anti-dilution adjustments upon the occurrence of certain events set forth in the Certificate of Designation.

         Change in Control. NationsRent has no obligation to redeem or repurchase the Series B Preferred Stock, other than upon a Change in Control (as defined below).

         In the event of a Change in Control that is not in connection with an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles and that has been approved or publicly recommended by the Board of Directors, NationsRent must offer to purchase, within 20 business days after the Change in Control (or concurrently with the effectiveness of the Change in Control if NationsRent is not the surviving entity in such transaction), all of the then outstanding shares of Series B Preferred

CUSIP NO. 638588 10 3                                            12 of 18 pages

Stock at a purchase price per share, in cash, equal to the Liquidation Preference thereof plus an amount equal to 8.00% of the Liquidation Preference, compounded annually from the date of issuance of such share to the purchase date (the "Call Price").

         In the event of a Change in Control that is not in connection with an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles and that has not been approved or publicly recommended by the Board of Directors, NationsRent may, at its option, offer to purchase for cash all of the then outstanding shares of Series B Preferred Stock in the same manner as described above. However, if NationsRent elects not to make such an offer, the holders of Series B Preferred Stock will have, as an alternative to their normal conversion right, the right to convert their shares of Series B Preferred Stock into a number of shares of Common Stock equal to 110% of the Call Price per share of Series B Preferred Stock divided by the closing price of the Common Stock at the close of business on the business day prior to the expiration of the tender offer, or if the Change in Control does not result from a tender offer, the business day prior to the effective time of the Change in Control. Further, immediately following the Change in Control, the Liquidation Preference of all shares of Series B Preferred Stock that were not converted shall automatically increase to an amount equal to 110% of the Call Price and the holders will be entitled to receive dividends at the rate of 8% per year.

         In the event of a Change in Control that is an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles, then, upon the occurrence of the Change in Control, all of the then outstanding Series B Preferred Stock will be automatically converted into Common Stock having a market value equal to 110% of the Call Price, valued at the closing price of the Common Stock at the close of business on the business day prior to the effective date of the Change in Control.

         The Certificate of Designation defines a "Change in Control" as the occurrence of any of the following events:

              i. a person or group becomes the beneficial holder of more than 50% of the total voting stock of NationsRent. An acquisition of more than 50% of the stock by Messrs. Kirk or Huizenga, H. Family Investments, Inc. or any holder of Series B Preferred Stock will not be a Change in Control, unless, in the case of Messrs. Kirk and Huizenga and H. Family Investments, the event causes the Common Stock to no longer be listed on a national securities exchange or quoted on NASDAQ; or

              ii. a merger of NationsRent or a sale or other disposition of all or substantially all of NationsRent's assets where the holders of voting stock of NationsRent prior to the transaction do not own more than 50% of the voting power of the voting stock of the entity surviving the transaction, or to which the assets were transferred.

         Redemption at the Option of NationsRent. At any time after the first anniversary of the issuance of the Series B Preferred Stock, NationsRent may, at its election, redeem, in whole but not in part, the shares of then outstanding Series B Preferred Stock at a purchase price in cash per share of Common Stock issuable upon conversion of the Series B Preferred Stock equal to $9.00 compounded annually at the rate of 20% per annum for the period from the first anniversary of the issuance of the Series B Preferred Stock up to and including the date of redemption.

         General Voting Rights. The holders of Series B Preferred Stock are entitled to vote (or act by written consent) together with the holders of the Common Stock and the Series A Preferred Stock on all matters submitted to stockholders of NationsRent for a vote (or for action) except where holders of Series B Preferred Stock are entitled to vote separately as a class (as provided below) and except as otherwise required by applicable law. Each share of Series B Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series B Preferred Stock. Except as provided below under "Class Voting Rights," the holders of the Series B Preferred Stock are not entitled to vote as a separate class on any matter to be voted on by stockholders of NationsRent.

         Class Voting Rights. NationsRent may not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series B Preferred Stock then outstanding voting or consenting as the case may be, as a separate class, take certain actions specified in the Certificate of Designation, including, among others:

              i. authorize, create or issue any Senior Securities (as defined in the Certificate of Designation) or any obligation or security convertible into or evidencing a right to purchase any Senior Securities;

CUSIP NO. 638588 10 3                                            13 of 18 pages

              ii. authorize an amendment or waiver of the Certificate of
                  Designation or the Certificate of Incorporation which have certain rights as identified in the Certificate of Designation;

              iii.make repurchases of, optional redemptions of and/or tender offers for, the capital stock of NationsRent the aggregate fair market value of which exceeds 5% of NationsRent's market capitalization (determined as provided in the Certificate of Designation) during any 12-month period that occurs in whole or in part during the first five years after August 2, 2000; or
              iv. except for a transaction constituting a Change in Control, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of NationsRent's assets to, any person unless, if NationsRent is not the Surviving Person (as defined in the Certificate of Designation), the Series B Preferred Stock is converted into or exchanged for and becomes shares of such Surviving Person, having the same (or more favorable) powers, preferences and relative, participating, optional or other special rights as the Series B Preferred Stock had immediately prior to such transaction.

         Voting for Directors. In the election of directors of NationsRent, the holders of the Series B Preferred Stock, voting separately as a single class to the exclusion of all other classes or series of NationsRent's capital stock, may:

              i. elect two members of NationsRent's board of directors provided that on the record date for such vote, DB Capital, JPMCC, Investcorp S.A. and their affiliates have voting and dispositive power with respect to at least 66,666 shares of Series B Preferred Stock;

              ii. elect one member of NationsRent's board of directors provided that on the record date for such vote, DB Capital, JPMCC, Investcorp S.A. and their affiliates have voting and dispositive power with respect to at least 33,333 shares of Series B Preferred Stock (but less than 66,666 shares of Series B Preferred Stock); or

              iii.elect one member of NationsRent's board of directors provided that on the record date for such vote, DB Capital and its affiliates, JPMCC and its affiliates, or Investcorp S.A. and its affiliates have voting and dispositive power with respect to at least 25,000 shares of Series B Preferred Stock (but less than 33,333 shares of Series B Preferred Stock).

         If on the record date for a vote for directors, DB Capital, JPMCC, Investcorp S.A. and their affiliates do not have voting and dispositive power as outlined in the immediately preceding paragraphs to elect directors as a separate class, then the holders of Series B Preferred Stock shall be entitled to vote for the election of directors voting together with the holders of the Common Stock as a single class, with each share of Common Stock entitled to one vote per share and each share of Series B Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Series B Preferred Stock, respectively.

         Pursuant to the Preferred Stockholders Agreement, the Purchasers have agreed to vote their shares of Series B Preferred Stock for nominees to NationsRent's Board of Directors designated by certain Purchasers in accordance with the Preferred Stockholders Agreement.



         Preemptive Rights. Provided the holders of Series B Preferred Stock are entitled to elect as a class at least one member of NationsRent's Board of Directors pursuant to the Certificate of Designation, then the holders of at least 15,000 shares of Series B Preferred Stock shall have preemptive rights to purchase or subscribe to purchase any capital stock of NationsRent, or any obligation or security convertible or exchangeable into or evidencing the right to purchase any capital stock of NationsRent, offered from time to time by NationsRent for cash in a public offering or private placement (other than any such capital stock or obligation or security issued or issuable as consideration in a business combination or as compensation to an employee, consultant or otherwise).

CUSIP NO. 638588 10 3                                             14 of 18 pages

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1.           Exhibit A: Series B Convertible Preferred Stock
                                 Purchase Agreement;
         2.           Exhibit B: Registration Rights Agreement;
         3.           Exhibit C: Preferred Stockholders Agreement;
         4.           Exhibit D: Certificate of Designation of the Series B
                                 Convertible Preferred Stock of NationsRent,
                                 Inc.; and
         5.           Exhibit E: Joint Filing Agreement.


CUSIP NO. 638588 10 3                                            15 of 18 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge
                 and belief, I certify that the information set
                  forth in this statement is true, complete and
                                    correct.

         J.P. MORGAN & CO. INC.
         ===========================================


         BY:/S/ TRAVIS F. EPES                                     AUGUST 14, 2000
         ===========================================               ===============
         NAME: TRAVIS F. EPES
         ===========================================
         TITLE: MANAGING DIRECTOR
         ===========================================


         J.P. MORGAN CAPITAL CORPORATION
         ===========================================


         BY:/S/ SIMON MOORE                                        AUGUST 14, 2000
         ===========================================               ===============
         NAME: SIMON MOORE
         ===========================================
         TITLE: VICE PRESIDENT
         ===========================================


         SIXTY WALL STREET FUND, L.P.
         ===========================================
         By: Sixty Wall Street Corporation,
         ===========================================
         its General Partner
         ===========================================


         BY:/S/ SIMON MOORE                                        AUGUST 14, 2000
         ===========================================               ===============
         NAME: SIMON MOORE
         ===========================================
         TITLE: VICE PRESIDENT
         ===========================================


         SIXTY WALL STREET CORPORATION
         ===========================================


         BY:/S/ SIMON MOORE                                        AUGUST 14, 2000
         ===========================================               ===============
         NAME: SIMON MOORE
         ===========================================
         TITLE: VICE PRESIDENT
         ===========================================



CUSIP NO. 638588 10 3                                             16 of 18 pages

                                   SCHEDULE A

J.P. Morgan & Co. Inc. 60 Wall Street, New York, NY 10260-0060:


Douglas A. Warner III; Chairman and President of J.P. Morgan & Co. Incorporated and Morgan

Guaranty Trust Company; and Director

Paul A. Allaire; Director

Riley P. Bechtel; Director

Lawrence A. Bossidy; Director

Martin Feldstein; Director

Ellen V. Futter; Director

Hannah H. Gray; Director

Walter A. Gubert; Vice Chairman and Director; Italian citizen

James R. Houghton; Director

James L. Ketelsen; Director

John A. Krol; Director

Michael E. Patterson; Vice Chairman and Director

Lee R. Raymond; Director

Lloyd D. Ward; Director

Douglas C. Yearley; Director

Peter D. Hancock; Chief Financial Officer

Thomas B. Ketchum; Chief Administrative Officer

Rachel F. Robbins; General Counsel and Secretary

David H. Sidwell; Controller of J.P. Morgan & Co.
Incorporated and Morgan Guaranty Trust Company of New York



J.P. Morgan Capital Corporation; 60 Wall Street; New York, NY 10260

John A. Mayer, Jr.; President; Chief Executive Officer and Director

Thomas B. Ketchum; Director

Clayton S. Rose; Director

Ramon de Oliviera; Director; French Citizen

Steven Skoczylas; Chief Financial Officer and Director

J. Edmund Colloton; Vice President and Chief Operating Officer

Margaret A. Conklin; Vice President and Chief Legal Officer

James P. Marriott; Vice President and Secretary



Sixty Wall Street Corporation; 60 Wall Street, New York, NY 10260

John A. Mayer, Jr.; President; Chief Executive Officer and Director

Thomas B. Ketchum; Director

CUSIP NO. 638588 10 3                                            17 of 18 pages

Ramon de Oliveira; Director, French Citizen

Michael E. Patterson; Director

James P. Marriott; Vice President and Secretary

John Fullerton; Managing Director

Stephen Skoczylas; Managing Director

Tira Wannamethee; Managing Director

Francisco Churtichaga; Vice President

Marc D. Johnson; Vice President

J. Edmund Colloton; Vice President

Lisa M. Dreyer; Vice President and Asst. Secretary

Cheryl Eustace; Vice President and Asst. Secretary

Irena D. Kaufmann; Assistant Secretary

Bee-Ann Benson; Assistant Secretary

Please note that all individuals are citizens of the United States unless noted.

CUSIP NO. 638588 10 3                                             18 of 18 pages